GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

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2004 NOV -8 P 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
Co. Reg. No. 196300316Z

Our Ref: GCSS-EL/2025/04/LTR

5 November 2004

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

SUPPL

04045999

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 1 November 2004 (*Scheduled Date for release of the Third Quarter 2004 Financial Results*); and

- 4 November 2004 (*Subsidiary's Trading Update and Results for the Nine Months ended 30 September 2004*)

Yours faithfully,

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh (without enclosures)

EL/kw

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2004 NOV -2 P 3:11

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Name of Announcer *	CITY DEVELOPMENTS LTD
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LTD
Announcement is submitted with respect to *	CITY DEVELOPMENTS LTD
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	01-Nov-2004 17:08:04
Announcement No.	00015

>> Announcement Details
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Announcement Title *	Scheduled Date for release of the Third Quarter 2004 Financial Results
Description	City Developments Limited will be announcing its third quarter results for the 3 months ended 30 September 2004 and 9 months ended 30 September 2004 on 10 November 2004. By Order of the Board Shufen Loh @ Catherine Shufen Loh Enid Ling Peek Fong Company Secretaries
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* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LTD
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LTD
Announcement is submitted with respect to *	CITY DEVELOPMENTS LTD
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	04-Nov-2004 18:11:22
Announcement No.	00067

>> Announcement Details

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Announcement Title *	SUBSIDIARY'S TRADING UPDATE AND RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004
Description	We attach herewith a copy of the subject announcement released by our subsidiary, Millennium & Copthorne Hotels plc, on 4 November 2004 for your information.
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4 November 2004

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2004

Millennium & Copthorne Hotels plc today provides a trading update and results for the nine months ended 30 September 2004.

Group results

	Three months to 30 Sept 2004	Three months to 30 Sept 2003	Nine months to 30 Sept 2004	Nine months to 30 Sept 2003
		(Reported Currency)		(Reported Currency)
	£m	£m	£m	£m
Group turnover (Note 1)	134.8	134.6	397.5	377.6
Group operating profit	22.0	14.5	57.8	30.0
Profit before tax	13.3	6.6	33.9	0.3

Note 1
Three months to 30 September 2003 in constant currency £126.5m
Nine months to 30 September 2003 in constant currency £355.8m

Highlights

- Profit doubled to £13.3m in third quarter (Q3 2003: £6.6m)
- Group RevPAR up 11.5% compared to 2003 (excluding Millenium Hilton, New York)
- Continued RevPAR improvement in all regions driven by stronger occupancies and room rate
- Encouraging signs of a recovery in Regional US following focussed management attention
- Announcement of the sale of The Plaza, New York, at a record price

Commenting today, Mr Kwek Leng Beng, Chairman, said:

"The improving trend we reported in August has continued into the third quarter. We are encouraged by the rise in RevPAR across the Group and by the improvement in the Regional US performance. We remain confident that we are well positioned to make further progress.

"The Group's strategy of being an owner of hotel assets remains unchanged, especially in an improving trading environment. We continue to monitor the operational performance of our portfolio to assess its potential, improve revenue and profit opportunities and identify assets for disposal or acquisition. We are pleased to have completed the sale of The Plaza in New York at a record price and have also announced an agreement to sell our shopping centre and marina interests in Sydney at Birkenhead Point."

Enquiries to:

Tony Potter, Joint Chief Executive	020 7872 2444
David Cashman, Group Chief Financial Officer	020 7872 2444
Millennium & Copthorne Hotels plc	
Nick Claydon/Kate Miller/Chi Lo	020 7404 5959
Brunswick Group Limited	

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2004

Overview

We are pleased to report that the improving trend in trading that we saw at the time of our interim results has continued.

For the three months to the end of September, Group turnover was £134.8m (2003: £134.6m - at constant rates of exchange, turnover for 2003 was £126.5m). Group operating profit was £22.0m (2003: £14.5m) and the profit before tax was £13.3m (2003: £6.6m).

For the nine months to 30 September, Group turnover was £397.5m (2003: £377.6m). Group operating profit was £57.8m (2003: £30.0m) and our profit before tax was £33.9m (2003: £0.3m).

In order to assist the understanding of our key operating statistics we are presenting "like for like" (LFL) statistics in constant currency. We have excluded the Millenium Hilton in New York for the LFL comparisons as the hotel was only fully open in the third quarter of 2003 onwards.

Occupancy for the three months was 75.1% (2003: LFL 68.7%) and the average room rate was 2.0% up at £57.52 (2003: LFL £56.40) resulting in a 11.5% increase in RevPAR of £43.20 (2003: LFL £38.75). If the Millenium Hilton in New York is included at constant currency. Group RevPAR was up 13.1% on the equivalent period in 2003.

Summary of performance

RevPAR in New York was up 9.6% compared to the third quarter 2003, reflecting a move towards the business sector that has resulted in a 14.5% improvement in average room rate. The improvement is despite third quarter occupancy in New York reducing by 3.6 percentage points year on year, reflecting in part the refurbishment of 100 rooms at the Millennium Broadway.

There were encouraging signs of recovery in Regional US, where third quarter RevPAR increased by 12.6% over 2003. Year to date, the improvement is now 7.1%. For the third quarter, hotels in the region have seen a return to profit of £3.3m (Q3 2003: £1.9m), compared to a loss of £0.6m in the first half. This turnaround is encouraging and with continued management focus we expect this to continue.

London saw an improvement in average room rate during the period, resulting from a return of corporate business and third quarter RevPAR was up 12.0%. In respect of the Rest of Europe, our Regional UK operations continue to perform well overall with RevPAR up 6.1%, and Germany increased RevPAR by 20% in the quarter.

The recovery in Asia continues to be driven by occupancy, which was up by 14.5 percentage points over the third quarter 2003. Overall, RevPAR increased by 16.5% for the three months.

Our Australasian portfolio continues to perform well and RevPAR in the quarter improved by 8.9% over last year.

Prospects

The Group's strategy of being an owner of hotel assets remains unchanged, especially in an improving trading environment. We continue to monitor the operational performance of our portfolio to assess its potential, improve revenue and profit opportunities and identify assets for disposal or acquisition. Following the quarter end we are pleased to have completed the sale of The Plaza, New York, for US$675m (£370m) in which the Group had an effective 50% interest. We have also announced the agreement to sell our marina and shopping centre interests in Sydney for A$111m (£45m).

We continue to be encouraged by the recovery in Group RevPAR . Group RevPAR for the month of October 2004 was 9.0% up compared to 2003. We remain confident that we are well positioned to make further progress.

Kwek Leng Beng
Chairman
4 November 2004

Consolidated profit and loss account
for the quarter ended 30 September 2004

	3 months ended 30 September 2004 £m Unaudited	3 months ended 30 September 2003 £m Unaudited
TURNOVER		
Group and share of joint ventures	**149.1**	149.2
Less share of turnover of joint ventures	**(14.3)**	(14.6)
GROUP TURNOVER	**134.8**	134.6
Cost of sales	**(58.9)**	(63.7)
GROSS PROFIT	**75.9**	70.9
Administrative expenses	**(53.9)**	(55.9)
Other operating expenses	**-**	(0.5)
GROUP OPERATING PROFIT	**22.0**	14.5
Share of operating profits of joint ventures	**1.4**	1.2
TOTAL OPERATING PROFIT	**23.4**	15.7
Profit on disposal of fixed assets	**-**	-
PROFIT BEFORE INTEREST AND TAXATION	**23.4**	15.7
Interest payable less receivable		
Group	**(9.1)**	(7.9)
Joint ventures	**(1.0)**	(1.2)
	(10.1)	(9.1)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**13.3**	6.6
Tax on profit on ordinary activities	**(2.6)**	(1.7)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**10.7**	4.9
Minority interests – equity	**(1.8)**	(2.0)
Profit for the financial period	**8.9**	2.9
Dividends paid and proposed	**-**	-
RETAINED PROFIT FOR THE FINANCIAL PERIOD	**8.9**	2.9

Consolidated profit and loss account
for the quarter ended 30 September 2004

	3 months ended 30 September 2004 £m Unaudited	3 months ended 30 September 2003 £m Unaudited
TURNOVER		
Group and share of joint ventures	**149.1**	149.2
Less share of turnover of joint ventures	**(14.3)**	(14.6)
GROUP TURNOVER	**134.8**	134.6
Cost of sales	**(58.9)**	(63.7)
GROSS PROFIT	**75.9**	70.9
Administrative expenses	**(53.9)**	(55.9)
Other operating expenses	**-**	(0.5)
GROUP OPERATING PROFIT	**22.0**	14.5
Share of operating profits of joint ventures	**1.4**	1.2
TOTAL OPERATING PROFIT	**23.4**	15.7
Profit on disposal of fixed assets	**-**	-
PROFIT BEFORE INTEREST AND TAXATION	**23.4**	15.7
Interest payable less receivable		
Group	**(9.1)**	(7.9)
Joint ventures	**(1.0)**	(1.2)
	(10.1)	(9.1)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**13.3**	6.6
Tax on profit on ordinary activities	**(2.6)**	(1.7)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**10.7**	4.9
Minority interests – equity	**(1.8)**	(2.0)
Profit for the financial period	**8.9**	2.9
Dividends paid and proposed	**-**	-
RETAINED PROFIT FOR THE FINANCIAL PERIOD	**8.9**	2.9

Key Operating Statistics
for the quarter ended 30 September 2004

	3 months ended 30 September 2004 **Excluding Millenium Hilton**	3 months ended 30 September 2003 Like for Like Excluding Millenium Hilton Constant Currency	3 months ended 30 September 2003 Excluding Millenium Hilton Reported Currency
OCCUPANCY (%)			
New York	**81.3**	84.9	84.9
Rest of USA	**70.9**	64.9	64.9
USA	**72.8**	68.6	68.6
London	**90.2**	89.9	89.9
Rest of Europe	**75.5**	72.3	72.3
Europe	**82.0**	80.1	80.1
Asia	**75.9**	61.4	61.4
Australasia	**66.3**	61.4	61.4
Group	**75.1**	68.7	68.7
AVERAGE ROOM RATE (£)			
New York	**101.91**	89.00	99.51
Rest of USA	**54.58**	52.98	59.26
USA	**64.28**	61.17	68.41
London	**78.16**	70.00	70.00
Rest of Europe	**63.79**	62.73	63.57
Europe	**70.80**	66.35	66.77
Asia	**44.62**	47.34	52.35
Australasia	**37.32**	36.99	36.94
Group	**57.52**	56.40	60.10
RevPAR (£)			
New York	**82.85**	75.56	84.48
Rest of USA	**38.70**	34.38	38.46
USA	**46.80**	41.96	46.93
London	**70.50**	62.93	62.93
Rest of Europe	**48.16**	45.35	45.96
Europe	**58.06**	53.15	53.48
Asia	**33.87**	29.07	32.14
Australasia	**24.74**	22.71	22.68
Group	**43.20**	38.75	41.29

Like for like statistics exclude the Millenium Hilton from both 2003 and 2004 statistics. Including the Millenium Hilton in 2004 would produce the following statistics.

	3 months ended 30 September 2004	3 months ended 30 September 2003 Constant Currency	3 months ended 30 September 2003 Reported Currency
OCCUPANCY (%)			
New York	**82.7**	81.2	81.2
USA	**73.9**	68.9	68.9
Group	**75.4**	68.8	68.8
AVERAGE ROOM RATE (£)			
New York	**107.81**	92.42	103.43
USA	**69.46**	64.40	72.05
Group	**59.53**	57.68	61.62
RevPAR (£)			
New York	**89.16**	75.05	83.99
USA	**51.33**	44.37	49.64
Group	**44.89**	39.68	42.39

Consolidated profit and loss account
for the nine months ended 30 September 2004

	9 months ended 30 September 2004 £m Unaudited	9 months ended 30 September 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
TURNOVER			
Group and share of joint ventures	**441.7**	417.9	583.2
Less share of turnover of joint ventures	**(44.2)**	(40.3)	(60.1)
GROUP TURNOVER	**397.5**	377.6	523.1
Cost of sales	**(177.3)**	(177.4)	(242.1)
GROSS PROFIT	**220.2**	200.2	281.0
Administrative expenses	**(162.4)**	(162.7)	(218.5)
Other operating expenses	**-**	(7.5)	(8.1)
GROUP OPERATING PROFIT	**57.8**	30.0	54.4
Share of operating profits of joint ventures	**5.4**	1.8	7.0
TOTAL OPERATING PROFIT	**63.2**	31.8	61.4
Profit on disposal of fixed assets	**0.5**	0.4	0.4
PROFIT BEFORE INTEREST AND TAXATION	**63.7**	32.2	61.8
Interest payable less receivable			
Group	**(27.0)**	(28.1)	(38.3)
Joint ventures	**(2.8)**	(3.8)	(4.8)
	(29.8)	(31.9)	(43.1)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**33.9**	0.3	18.7
Tax on profit on ordinary activities	**(5.7)**	(0.1)	(1.9)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**28.2**	0.2	16.8
Minority interests - equity	**(6.4)**	(3.6)	(5.7)
Profit/(loss) for the financial period	**21.8**	(3.4)	11.1
Dividends paid and proposed	**(5.9)**	(11.9)	(17.7)
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD	**15.9**	(15.3)	(6.6)
Earnings/(loss) per share	**7.7p**	(1.2p)	3.9p
Diluted earnings/(loss) per share	**7.7p**	(1.2p)	3.9p
Dividends per share	**2.08p**	4.20p	6.25p

Key Operating Statistics
for the nine months ended 30 September 2004

	9 months ended 30 September 2004 Excluding Millenium Hilton	9 months ended 30 September 2003 Like For Like Excluding Millenium Hilton Constant Currency	9 months ended 30 September 2003 Excluding Millenium Hilton Reported Currency	Year ended 31 December 2003 Excluding Millenium Hilton Reported Currency
OCCUPANCY (%)				
New York	**83.1**	83.4	83.4	83.8
Rest of USA	**61.2**	58.1	58.1	57.0
USA	**65.2**	62.8	62.8	61.9
London	**82.4**	79.7	79.7	80.9
Rest of Europe	**72.7**	69.7	69.7	69.8
Europe	**77.0**	74.1	74.1	74.7
Asia	**72.9**	52.5	52.5	56.5
Australasia	**70.9**	66.1	66.2	68.7
Group	**71.1**	63.5	63.6	64.9
AVERAGE ROOM RATE (£)				
New York	**95.97**	86.70	97.33	101.87
Rest of USA	**53.50**	52.64	59.10	57.97
USA	**63.44**	60.95	68.43	68.88
London	**78.98**	72.25	72.25	73.85
Rest of Europe	**66.17**	66.16	66.65	66.74
Europe	**72.25**	69.06	69.32	70.16
Asia	**46.12**	47.58	52.61	51.98
Australasia	**37.80**	37.34	36.48	37.14
Group	**57.61**	56.99	60.28	60.42
RevPAR (£)				
New York	**79.75**	72.31	81.17	85.37
Rest of USA	**32.74**	30.58	34.34	33.04
USA	**41.36**	38.28	42.97	42.64
London	**65.08**	57.58	57.58	59.74
Rest of Europe	**48.11**	46.11	46.46	46.58
Europe	**55.63**	51.17	51.37	52.41
Asia	**33.62**	24.98	27.62	29.37
Australasia	**26.80**	24.68	24.15	25.52
Group	**40.96**	36.19	38.34	39.21
GROSS OPERATING PROFIT MARGIN (%)				
New York	**22.6**		25.3	26.5
Rest of USA	**21.1**		21.3	20.1
USA	**21.6**		22.7	21.2
London	**50.8**		48.7	49.4
Rest of Europe	**29.5**		27.8	28.0
Europe	**39.2**		36.8	37.3
Asia	**35.1**		30.3	35.8
Australasia	**40.4**		38.8	40.8
Group	**32.8**		30.5	32.3

Like for like statistics exclude

- Millennium Hotel Sydney for the nine months ended 30 September 2003
- Quality Hotel Willis Street Wellington for the nine months ended 30 September 2003

The Millenium Hilton is excluded from both 2003 and 2004 statistics. Including the Millenium Hilton in 2004 and 2003 (but excluding pre-opening expenses), and Millennium Hotel Sydney and Quality Hotel Willis Street Wellington in 2003 would produce the following statistics

	9 months ended 30 September 2004	9 months ended 30 September 2003 Constant Currency	9 months ended 30 September 2003 Reported Currency
OCCUPANCY (%)			
New York	**83.4**	81.9	81.9
USA	**66.7**	63.2	63.2
Group	**71.5**	63.7	63.7
AVERAGE ROOM RATE (£)			
New York	**103.04**	88.82	99.71
USA	**68.96**	62.69	70.38
Group	**59.63**	57.48	61.06
RevPAR (£)			
New York	**85.94**	72.74	81.66
USA	**46.00**	39.62	44.48
Group	**42.64**	36.61	38.90
GOP (%)			
New York	**26.2**		27.4
USA	**23.3**		23.6
Group	**32.9**		30.7

Segmental information for the nine months ended 30 September 2004

	New York 2004 £m	Rest of USA 2004 £m	London 2004 £m	Rest of Europe 2004 £m	Asia 2004 £m	Australasia 2004 £m	Group 2004 £m
TURNOVER							
Hotel	54.9	74.9	55.7	66.8	99.1	32.4	383.8
Non-hotel	-	1.9	-	-	1.0	10.8	13.7
Total	54.9	76.8	55.7	66.8	100.1	43.2	397.5
HOTEL GROSS OPERATING PROFIT	14.4	15.8	28.3	19.7	34.8	13.1	126.1
Hotel fixed charges	(9.4)	(13.1)	(9.5)	(13.1)	(15.5)	(6.5)	(67.1)
HOTEL OPERATING PROFIT	5.0	2.7	18.8	6.6	19.3	6.6	59.0
NON-HOTEL OPERATING PROFIT	-	0.3	-	-	0.6	6.0	6.9
Profit before central costs	5.0	3.0	18.8	6.6	19.9	12.6	65.9
Other operating expenses	-	-	-	-	-	-	-
Central costs	-	-	-	-	-	-	(8.1)
GROUP OPERATING PROFIT	-	-	-	-	-	-	57.8
Share of operating profits of joint ventures	0.8	-	-	-	4.6	-	5.4
Profit on disposal of fixed assets	-	-	-	-	-	-	0.5
Net interest payable	-	-	-	-	-	-	(29.8)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION							33.9

Segmental information for the nine months ended 30 September 2003

Reported Currency	New York 2003 £m	Rest of USA 2003 £m	London 2003 £m	Rest of Europe 2003 £m	Asia 2003 £m	Australasia 2003 £m	Group 2003 £m
TURNOVER							
Hotel	47.0	79.3	49.1	65.0	89.1	30.4	359.9
Non-hotel	-	2.7	-	-	1.3	13.7	17.7
Total	47.0	82.0	49.1	65.0	90.4	44.1	377.6
HOTEL GROSS OPERATING PROFIT	12.9	16.9	23.9	18.1	27.0	11.8	110.6
Hotel fixed charges	(11.3)	(15.1)	(8.8)	(13.4)	(16.0)	(6.9)	(71.5)
HOTEL OPERATING PROFIT	1.6	1.8	15.1	4.7	11.0	4.9	39.1
NON-HOTEL OPERATING PROFIT	-	1.0	-	-	0.6	5.5	7.1
Profit before central costs	1.6	2.8	15.1	4.7	11.6	10.4	46.2
Other operating expenses	(7.5)	-	-	-	-	-	(7.5)
Central costs	-	-	-	-	-	-	(8.7)
GROUP OPERATING PROFIT	-	-	-	-	-	-	30.0
Share of operating profits of joint ventures	0.5	-	-	-	1.3	-	1.8
Profit on disposal of fixed assets	-	-	-	-	-	-	0.4
Net interest payable	-	-	-	-	-	-	(31.9)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION							0.3

For 2003 the New York hotel operating profit excludes pre-opening expenses and legal fees incurred with respect to the Millenium Hilton. These are disclosed in other operating expenses.

Consolidated statement of total recognised gains and losses

	9 months ended 30 September 2004 £m Unaudited	9 months ended 30 September 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Profit/(loss) for the financial period	**21.8**	(3.4)	11.1
Loss on foreign currency translation	**(17.4)**	(15.1)	(55.6)
Deficit on revaluation of fixed assets	**-**	-	(2.4)
Total recognised gains and losses relating to the financial period	**4.4**	(18.5)	(46.9)

Note of historical cost profits and losses

	9 months ended 30 September 2004 £m Unaudited	9 months ended 30 September 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Reported profit on ordinary activities before taxation	**33.9**	0.3	18.7
Difference between a historical cost depreciation charge and the actual depreciation charge for the period calculated on the revalued amount	**0.3**	0.3	0.5
Historical cost profit on ordinary activities before taxation	**34.2**	0.6	19.2
Historical cost profit/(loss) for the period retained after taxation, minority interests and dividends	**16.2**	(15.0)	(6.1)

Consolidated balance sheet

	30 September 2004 £m Unaudited	30 September 2003 £m Unaudited	31 December 2003 £m Audited
FIXED ASSETS			
Tangible assets	**2,058.6**	2,177.2	2,103.0
Investments in joint ventures			
Share of gross assets	**252.6**	273.0	256.6
Share of gross liabilities	**(174.6)**	(189.5)	(178.9)
Share of minority interests	**(20.5)**	(20.6)	(19.6)
Loans to joint ventures	**31.9**	35.7	32.7
	89.4	98.6	90.8
Investment in associated undertakings	**0.4**	1.4	0.5
Other investments	**0.8**	0.4	0.9
	90.6	100.4	92.2
	2,149.2	2,277.6	2,195.2
CURRENT ASSETS			
Stocks	**21.3**	14.5	16.0
Debtors falling due within one year	**63.7**	74.7	59.6
Debtors falling due after more than one year	**1.4**	2.0	1.9
	65.1	76.7	61.5
Cash and short term deposits	**52.1**	35.4	44.9
	138.5	126.6	122.4
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(102.6)**	(96.5)	(66.5)
Other liabilities	**(117.9)**	(120.7)	(111.7)
	(220.5)	(217.2)	(178.2)
NET CURRENT LIABILITIES	**(82.0)**	(90.6)	(55.8)
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,067.2**	2,187.0	2,139.4
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(591.7)**	(674.2)	(659.3)
Other liabilities	**(11.5)**	(16.6)	(11.7)
	(603.2)	(690.8)	(671.0)
PROVISIONS FOR LIABILITIES AND CHARGES	**(52.4)**	(52.8)	(55.0)
NET ASSETS	**1,411.6**	1,443.4	1,413.4
CAPITAL AND RESERVES			
Called up share capital	**85.5**	84.8	84.8
Share premium account	**846.5**	845.7	845.8
Revaluation reserve	**293.4**	306.2	296.4
Profit and loss account	**65.3**	83.9	59.5
SHAREHOLDERS' FUNDS – EQUITY	**1,290.7**	1,320.6	1,286.5
MINORITY INTERESTS – EQUITY	**120.9**	122.8	126.9
TOTAL CAPITAL EMPLOYED	**1,411.6**	1,443.4	1,413.4

Consolidated Cash Flow Statement

	9 months ended 30 September 2004 £m Unaudited	9 months ended 30 September 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
CASH FLOW STATEMENT			
Net cash inflow from operating activities	**78.9**	53.2	93.1
Dividends received from joint ventures	**-**	0.1	0.3
Returns on investments and servicing of finance	**(28.7)**	(36.2)	(45.5)
Taxation paid	**(4.0)**	(5.1)	(5.3)
Net capital expenditure and financial investment	**(9.6)**	(21.5)	(23.7)
Acquisitions and disposals	**-**	(28.0)	(28.0)
Equity dividends paid	**(1.5)**	(23.5)	(35.3)
Cash inflow/(outflow) before use of liquid resources and financing	**35.1**	(61.0)	(44.4)
Management of liquid resources	**(3.1)**	(5.4)	-
Financing			
Net cash from the issue of shares and purchase of minority interests	**(4.5)**	0.1	0.1
(Decrease)/increase in debt and lease financing	**(21.7)**	40.4	32.5
Net cash (outflow)/inflow from financing	**(26.2)**	40.5	32.6
Increase/(decrease) in cash in the period	**5.8**	(25.9)	(11.8)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT			
Increase/(decrease) in cash in the period	**5.8**	(25.9)	(11.8)
Cash outflow from increase in liquid funds	**3.1**	5.4	-
Cash outflow/(inflow) from the decrease/(increase) in debt and lease financing	**21.7**	(40.4)	(32.5)
Change in net debt resulting from cash flows	**30.6**	(60.9)	(44.3)
Acquisitions	**-**	(12.6)	(12.6)
Deferred finance costs	**0.6**	0.4	0.4
Translation differences and other non cash movements	**7.5**	13.3	51.1
Movement in net debt in the period	**38.7**	(59.8)	(5.4)
Net debt at the beginning of the period	**(680.9)**	(675.5)	(675.5)
Net debt at the end of the period	**(642.2)**	(735.3)	(680.9)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	9 months ended 30 September 2004 £m Unaudited	9 months ended 30 September 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Group operating profit	**57.8**	30.0	54.4
Depreciation	**26.3**	30.0	38.5
Tangible fixed assets written off	**-**	-	0.6
(Increase)/decrease in stocks	**(5.3)**	1.1	(0.3)
(Increase)/decrease in debtors	**(3.1)**	2.5	10.1
Increase/(decrease) in creditors	**3.5**	(10.0)	(9.7)
Decrease in provisions	**(0.3)**	(0.4)	(0.5)
Net cash inflow from operating activities	**78.9**	53.2	93.1

ANALYSIS OF NET DEBT

	As at 1 January 2004 £m	**Cash flow £m**	**Deferred finance costs £m**	**Translation differences and other non cash movements £m**	**As at 30 September 2004 £m**
Cash	31.8	4.8	-	(0.9)	**35.7**
Overdrafts	(1.5)	1.0	-	-	**(0.5)**
		5.8			
Short term deposits	13.1	3.1	-	0.2	**16.4**
Debt due after one year	(491.2)	54.4	-	5.6	**(431.2)**
Debt due within one year	(20.7)	7.5	-	0.6	**(12.6)**
Finance leases	(7.7)	1.6	-	0.3	**(5.8)**
Bonds due after one year	(162.1)	(84.2)	0.6	89.2	**(156.5)**
Bonds due within one year	(42.6)	42.4	-	(87.5)	**(87.7)**
		21.7			
	(680.9)	30.6	0.6	7.5	**(642.2)**

ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT	**9 months ended 30 September 2004 £m**	9 months ended 30 September 2003 £m	Year ended 31 December 2003 £m
	Unaudited	Unaudited	Audited
Returns on investments and servicing of finance			
Interest received	**1.8**	2.6	2.2
Interest paid	**(27.3)**	(30.8)	(39.0)
Payment of interest on deferred consideration	**-**	(4.8)	(4.8)
Loan arrangement fees paid	**(0.6)**	(0.4)	(0.4)
Interest element of finance lease rental payments	**(0.1)**	(0.9)	(0.9)
Dividends paid to minorities	**(2.5)**	(1.9)	(2.6)
Net cash outflow for returns on investments and servicing of finance	**(28.7)**	(36.2)	(45.5)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(12.7)**	(13.9)	(17.6)
Millenium Hilton New York capital expenditure	**-**	(14.3)	(14.7)
Proceeds from the sale of investments	**-**	2.5	2.5
Sale of other fixed assets	**3.1**	4.2	6.1
Net cash outflow for capital expenditure and financial investment	**(9.6)**	(21.5)	(23.7)
Acquisitions and disposals			
Acquisition of subsidiary undertakings	**-**	(2.6)	(2.6)
Payment of deferred consideration	**-**	(25.4)	(25.4)
Net cash outflow for acquisitions and disposals	**-**	(28.0)	(28.0)
Management of liquid resources			
Cash placed on short term deposit	**(3.1)**	(5.4)	-
Net cash outflow from management of liquid resources	**(3.1)**	(5.4)	-
Financing			
Issue of shares from the exercise of options	**1.4**	0.1	0.1
Purchase of shares from minority interests	**(5.9)**	-	-
	(4.5)	0.1	0.1
Drawdown of third party loans	**240.3**	261.8	304.7
Repayment of third party loans	**(260.4)**	(210.3)	(261.1)
Capital element of finance lease repayment	**(1.6)**	(11.1)	(11.1)
	(21.7)	40.4	32.5
Net cash (outflow) /inflow from financing	**(26.2)**	40.5	32.6

Notes

1. **Basis of preparation** These statements have been prepared under the historical cost convention, modified to include the revaluation of certain hotels and investment properties. Preparation is in accordance with the Group's accounting policies as set out in the financial statements for the year ended 31 December 2003.

   The comparative figures for the financial year ended 31 December 2003 are not the Group's statutory accounts for that financial year but are abridged from them. Those accounts have been reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) and (3) of the Companies Act 1985.

2. **Basis of consolidation** The financial statements consolidate the accounts of Millennium & Copthorne Hotels plc and its subsidiary undertakings together with the Group's share of the net assets and results of its joint ventures and associated undertakings.

   The results of subsidiary undertakings acquired are included in the profit and loss account from the effective date of acquisition. The Group's share of the results and the net assets of its associated undertakings and joint ventures are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

4. **Taxation** The effective rate of taxation for the period is 16.8% (full year 2003: 10.2%).

5. **Earnings per share** The earnings per share of 7.7p (2003: loss of 1.2p) is based on a profit of £21.8 million (2003: loss of £3.4 million) and a weighted average number of shares in issue of 283.9 million (2003: 282.6 million) being the average number of shares in issue in the period. Fully diluted profit per share of 7.7p (2003: loss of 1.2p) is based on a weighted average number of shares in issue of 284.6 million (2003: 282.6 million) being the average number of shares in issue during the period adjusted for the exercise of share options.